UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 1-8974

Honeywell Puerto Rico Savings and Ownership Plan

(Full Title of Plan)

Honeywell International Inc.

115 Tabor Road

Morris Plains, NJ 07950

(Name of Issuer of Securities Held Pursuant to the Plan and

The Address of its Principal Executive Office)

Honeywell Puerto Rico Savings and Ownership Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2016 and 2015	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	4

Notes to Financial Statements	5-12

Supplemental Schedule: *

Schedule H, Line 4(i) – Schedule of Assets (held at end of year) December 31, 2016	13

Signatures	14

Exhibit:

Exhibit I – Consent of Independent Registered Public Accounting Firm	15

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of Honeywell Puerto Rico Savings and Ownership Plan

Morris Plains, New Jersey

We have audited the accompanying statements of net assets available for benefits of the Honeywell Puerto Rico Savings and Ownership Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4(i) – Schedule of Assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Honeywell Puerto Rico Savings and Ownership Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

New York, New York

June 27, 2017

2

Honeywell Puerto Rico Savings and Ownership Plan

Statements of Net Assets Available for Benefits

at December 31, 2016 and 2015

	2016	2015
	(dollars in thousands)
Plan interest in Honeywell Savings and Ownership Plan Master Trust, at fair value	$26,314	$21,325

Notes receivable from participants	1	2

Net assets available for benefits	$26,315	$21,327

3

The accompanying notes are an integral part of these financial statements.

Honeywell Puerto Rico Savings and Ownership Plan

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2016

2016
(dollars in thousands)
Additions to net assets attributable to:
Investment gain from Plan interest in Honeywell Savings and Ownership Plan Master Trust	$2,254
Contributions:
Participating employees	3,231
The Company, net of forfeitures	869
Roll-over contributions	38
Total contributions	4,138

Total additions	6,392

Deductions from net assets attributable to:
Benefits paid to participants	(1,402)
Plan expenses	(2)
Total deductions	(1,404)

Net increase in net assets during the year	4,988

Net assets available for benefits:
Beginning of year	21,327
End of year	$26,315

4

The accompanying notes are an integral part of these financial statements.

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

1.	Description of the Plan

General

The Honeywell Puerto Rico Savings and Ownership Plan (the “Plan”) is a defined contribution plan for certain employees of Honeywell International Inc. (the “Company”), ADI of Puerto Rico, Inc. and Honeywell Aerospace de Puerto Rico, Inc. (together with the Company, the “Employer”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the Puerto Rico Internal Revenue Code (the “Code”). The following represents a summary of key provisions of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company’s Vice President of Compensation and Benefits is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret provisions of the Plan and to promulgate policies and procedures for the Plan’s administration and to delegate administration of the Plan. The Savings Plan Investment Committee has the power and authority to enter into agreements with the trustee to provide for the investment of Plan assets and to appoint investment managers to direct such trustee, as appropriate. The day to day administration of the Plan is handled by Voya Financial. The trustee of the Plan is Banco Popular de Puerto Rico (the “Trustee”) and the custodian of the Plan is The Northern Trust Company (the “Custodian”).

Contributions and Vesting

Participants may elect to contribute from 1 percent to 20 percent of their “base pay” as defined in the Plan during each pay period, subject to certain restrictions for “highly compensated employees”, as defined in the Plan. Contributions are permitted to be made either on a before-tax or after-tax basis, or a combination of both, and may be directed into any investment option available within the Plan. In addition to regular before-tax or after-tax contributions, eligible participants may also contribute up to $1,000 per year in catch-up contributions if they are or will attain age 50 by December 31st and are contributing at least 10 percent on a before-tax basis to the Plan, or have contributed the maximum regular before-tax contributions to the Plan of $10,000.

Generally, the Employer matching contribution does not begin until the first pay period following the employee’s completion of one year of service with the Employer. The Employer matching contributions are made to the eligible participants’ accounts each pay period that employee contributions are made to the Plan. The Employer matches 37.5 percent of the first 6 percent of base pay that the participant contributes to the Plan (excluding rollover and catch-up contributions) following one year vesting service. The Employer does not match catch-up contributions. All of the Employer’s matching contributions are initially invested in the Honeywell Common Stock Fund. Vested participants may subsequently direct such matching contributions into any investment option available within the Plan.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant will become 100 percent vested in any Employer contributions upon completion of three years of vesting service or upon attainment of age 65 while an employee of the Employer or an affiliated company. In addition, a participant’s account will become 100 percent vested if the participant’s termination with the Employer or an affiliated company was due to any one of the following (i) retirement under the terms of an Employer pension plan in which the participant participates; (ii) disability (as defined under the plan provisions); (iii) death; (iv) a reduction in force or layoff (as determined by the Employer); or (v) a participant’s business unit is sold or divested. A participant will also become 100 percent vested in any Employer

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Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

contributions in the event the Employer permanently discontinues contributions to or terminates the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (1) the Employer’s matching contribution, if applicable, and (2) investment earnings, and charged with an allocation of investment losses and certain administrative expenses that are not paid by the Company. The allocation is based on participants’ account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

No new loans are permitted from the Plan. Interest rates for loans outstanding at December 31, 2016 and 2015 were approximately 4.25%.

Termination

Although it has not expressed intent to do so, the Employer has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used in accordance with the terms of the Plan.

Distribution of Benefits

Upon termination of service with the Employer, if a participant’s vested account balance is $1,000 or less (including any rollover contributions), the entire vested amount in the participant’s account can be distributed to the participant in a single payment, without his or her consent, unless the participant affirmatively elects to have the benefit rolled over to an eligible retirement plan. If the participant’s vested account balance exceeds $1,000 (excluding any rollover contributions), the balance in the account will remain in the Plan and shall be distributed (1) at the participant’s request, or (2) upon the participant’s death, whichever is earlier. When a participant dies, if his or her spouse is the beneficiary, the spouse may remain in the Plan until December 31 of the calendar year following the calendar year of the participant’s death. If the value of the participant’s account is $1,000 or less, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary(ies) according to the terms of the Plan.

Forfeitures

Forfeitures of the Employer’s contributions and earnings thereon due to terminations and withdrawals reduce contributions otherwise due from the Employer. Employer contributions made to the Plan were reduced by $7,500 for the year ended December 31, 2016, due to forfeited nonvested accounts.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

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Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Investment Valuation

For investment and administrative purposes, the Plan’s assets are held in the Honeywell Savings and Ownership Plan Master Trust (“Master Trust”) along with the assets of the Honeywell Savings and Ownership Plan (the “HSOP”), the Honeywell Secured Benefit Plan and the Intermec FSSP Spinoff Plan. The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and allocated investment income / (loss) less actual Plan distributions.

Notes Receivable from Participants

Notes receivable from participants are valued at cost plus accrued unpaid interest.

Payment of Benefits

Withdrawals and distributions to participants are recorded when paid.

Expenses

Certain expenses relating to the administration of the Master Trust and managing the investment funds established thereunder are borne by certain businesses of the Employer, not by the participating Plan.

Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board issued Accounting Standard Update 2017-06 that clarifies presentation requirements for a plan’s interest in a master trust and requires more detailed disclosures of the plan’s interest in the master trust. Under the new guidance, a plan’s interest in master trust balances and activities needs to be presented on the face of the plan’s financial statements. Balances in the statement of net assets and activities in the statement of changes in net assets should be shown net, as a single line item for each interest in a master trust. The guidance is effective for fiscal years beginning after December 15, 2018; however, early adoption is permitted. Plan management is currently evaluating the impact of this guidance on the Plan’s financial statements.

3.	Interest in Honeywell Savings and Ownership Plan Master Trust

The Plan’s investment is held in the Master Trust, which is commingled with the assets of the HSOP, the Honeywell Secured Benefit Plan and the Intermec FSSP Spinoff Plan. Each participating plan’s interest in the Master Trust is divided based on the participants’ investment elections. At December 31, 2016 and 2015, the Plan’s interest in the net assets of the Master Trust was 0.196% and 0.165% respectively. The allocation of income and expenses is based upon each plan’s specific interests in the underlying plan investments, which are based upon participant-direction and Company direction of the investments.

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Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

The Master Trust is comprised of the following types of investments, at fair value, as of December 31, 2016 and 2015:

	2016	2015
	(dollars in millions)

Collective Trust Funds	$6,220	$5,994
Honeywell Common Stock	3,813	3,807
Common Stocks (Separately Managed Portfolios)	1,165	1,100
Fixed Income Investments (Separately Managed Portfolios)	2,248	2,031
Total Investments, at fair value	13,446	12,932

Due (to) from broker on pending trades	(10)	40
Net assets of the Master Trust	$13,436	$12,972

The Master Trust’s investment income and net appreciation for the year ended December 31 2016, is presented in the following table.

2016
(dollars in millions)

Net appreciation in fair value of investments	$1,103

Dividend and interest income	69
Total investment income and net appreciation	$1,172

Investment Valuation and Income Recognition – Master Trust

Master Trust investments are stated at fair value. Investments in collective trust funds are valued at the net asset value of units held at year-end. Common stocks, including Honeywell Common Stock, traded on a national securities exchange, are valued at the last reported sales or close price at the end of the year. Fixed income securities traded in the over-the-counter market are valued at the evaluated bid.

Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation/(depreciation) consists of both realized gains/ (losses) on investments bought, sold and matured, as well as the change in unrealized gains/ (losses) on investments held during the year.

From time to time, investment managers may use derivative financial instruments including foreign exchange forward and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment composition in the portfolio. The Master Trust held no derivative instruments as of December 31, 2016 and 2015.

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Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Determination of Fair Value

The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.

The Master Trust valuation methodologies for assets and liabilities measured at fair value are described above within – “Investment Valuation and Income Recognition – Master Trust”. The methods described as follows may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The accounting guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•      Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•      Level 2 — inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•      Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The following is a description of the valuation methodologies used for financial instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Honeywell International Inc. common stock and other common stocks

Honeywell International Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape. Other common stocks are valued at the closing price reported on the principal market on which the respective securities are traded. Honeywell International Inc. common stock and other common stocks are all classified within level 1 of the valuation hierarchy.

Collective Trust Funds

Collective Trusts funds are investment vehicles utilized as the target date funds, equity index funds, investment grade bond fund, and global REIT fund. These funds permit daily subscriptions and redemption of units. These investments are valued using net asset values

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Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

(“NAV”) provided by the administrator of the underlying fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of units outstanding.

Fixed Income Investments

Fixed income securities (other than commercial mortgage backed Securities) are valued at the regular close of trading on each valuation date at the evaluated bid prices supplied by pricing vendors or brokers, if any, whose prices reflect broker/dealer supplied valuations and electronic data processing techniques. Commercial mortgage backed securities are valued using pool-specific pricing. The pool specific pricing is provided by the pricing vendors and typically they use Interactive Data for these investments. Fixed income securities, including corporate bonds, U.S. government and federal agencies, Non U.S. government, municipal bonds, commercial paper, bank deposits, asset-backed securities and commercial mortgage backed securities are classified within Level 2 of the valuation hierarchy.

Collective Trust funds measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for Collective Trust funds are intended to permit reconciliation of the Master Trust’s total investments, at fair value presented in Note 3.

The following tables present the Master Trust’s assets measured at fair value as of December 31, 2016 and 2015, by the fair value hierarchy.

		2016
	Level 1	Level 2	Total
	(dollars in millions)
Common Stocks	$4,978	$-	$4,978
Fixed Income Investments:
Asset Backed Securities	-	295	295
Bank Deposits	-	171	171
Commercial Mortgage Backed Securities	-	4	4
Corporate Bonds	-	745	745
U.S. Government and Federal Agencies	-	553	553
Municipal Bonds	-	205	205
Non US Government	-	122	122
Commercial Paper	-	153	153
	$4,978	$2,248

Collective Trust Funds			6,220
Total Investments			$13,446
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Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

		2015
	Level 1	Level 2	Total
	(dollars in millions)
Common Stocks	$4,907	$-	$4,907
Fixed Income Investments:
Asset Backed Securities	-	251	251
Commercial Mortgage Backed Securities	-	6	6
Corporate Bonds	-	780	780
U.S. Government and Federal Agencies	-	461	461
Municipal Bonds	-	156	156
Non US Government	-	141	141
Commercial Paper	-	236	236
	$4,907	$2,031

Collective Trust Funds			5,994
Total Investments			$12,932

4.	Party-In-Interest Transactions

The Master Trust is invested in the Company’s common stock, which qualifies as a party-in-interest transaction. During the year ended December 31, 2016, the Master Trust’s investment in the Company’s common stock included purchases of approximately $355 million, sales of approximately $918 million, realized gains of approximately $454 million, unrealized gains of approximately $379 million and dividend income of approximately $69 million. The Master Trust invests in short term investment funds managed by the Trustee. These investments qualify as party-in-interest transactions. As described in Note 2 – “Expenses”, the Plan paid certain expenses related to Plan operation and investment activity to the Trustee.

The Company is both the plan sponsor and a party to the Master Trust, therefore the Master Trust investment and the Plan’s interest of $7.6 million in the Company’s common stock qualifies as a related party transaction.

5.	Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

6.	Federal Income Taxes

The Plan is designed and intended to be qualified under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the “1994 PR Code”), and Section 1081.01(a) of the Internal Revenue Code for a New Puerto Rico, Act No. 1 of January 31, 2011, as amended from time to time (the “2011 PR Code”). The Plan has received a favorable determination letter from the Puerto Rico Treasury Department (the “PR Treasury”) as to its qualified status under the 1994 PR Code and the

11

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

2011 PR Code. The Trust associated with the Plan is intended to be exempt from Puerto Rico income taxation pursuant to the provisions of Section 1165(a) of the 1994 PR Code and Section 1081.01(a) of the 2011 PR Code, and pursuant to Section 1022(i)(1) of ERISA, for United States income tax purposes, the Plan’s Master Trust is to be considered as an organization as described in Section 401 (a) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”) and exempt under Section 501(a) of the U.S. Code. Accordingly, no provision for income taxes has been made.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the 1994 PR Code and the 2011 PR Code. As of December 31, 2016 and 2015, the Plan Administrator has analyzed the tax positions by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2016 and 2015:

	2016	2015
	(dollars in thousands)
Net assets available for benefits per the financial statements	$26,315	$21,327
Amounts allocated to withdrawing participants	-	(9)
Net assets available for benefits per the Form 5500	$26,315	$21,318

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2016:

2016
(dollars in thousands)
Benefits paid to participants per the financial statements	$1,402
less: Amounts allocated to withdrawing participants at December 31, 2015	(9)
Benefits paid to participants per the Form 5500	$1,393
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Honeywell Puerto Rico Savings and Ownership Plan

Schedule H, Line 4(i) – Schedule of Assets (held at end of year)

As of December 31, 2016

Employer Identification Number: 22-2640650

Plan Number: 341

(Dollars in Thousands)

Identity of Issue	Description	Current Value

*Notes receivable from participants	(Interest rates approximate 4.25%, maturing through March 9, 2035)	$1

* Party-in-interest.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell Puerto Rico Savings and Ownership Plan

By:	/s/Christopher Gregg
Christopher Gregg
Vice President, Compensation and Benefits

Date: June 27, 2017

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